Exhibit 99.8

Quest Rare Minerals Ltd.

QUEST FILES TECHNICAL REPORT IN SUPPORT OF POSITIVE PRE-FEASIBILITY STUDY RESULTS

Toronto, December 6, 2013 – Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) is pleased to announce that it has filed a National Instrument 43-101 compliant technical report in support of its previously-announced comprehensive pre-feasibility study (PFS) for its Strange Lake B-Zone rare earth project (see press release dated October 23, 2013). The technical report, which was prepared by Micon International Limited, is available under Quest’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Mineral Reserve Estimate

Quest is also pleased to disclose the mineral reserve estimate, as of October 14, 2013, for the Strange Lake Project. The mineral reserves, which have been classified as probable, are summarized in Table 1 below. These mineral reserves are included within the mineral resources discussed in the previously-filed National Instrument 43-101 compliant technical report dated December 14, 2012 and in Quest’s press release dated October 23, 2013. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon concluded that no additional drilling resource definition drilling is recommended and that the current indicated mineral resource is of sufficient quality to support a feasibility study.

In their report, Micon also concluded that, “The high nugget effect in the lenses and the shape and distribution between sections of both the pegmatite and granite lithologies do not allow for separate interpretation on the current 50 m centered drilling. It is Micon’s opinion that closer spaced drilling will not necessarily improve the confidence of the current mineral classification from an indicated to a measured category without drilling on such closed spaced centres as to be cost prohibitive.”

The mineral reserves include only indicated mineral resources that will be mined and shipped for processing during the 30-year operating period. There are no measured mineral resources at Strange Lake. Any above cut-off resource material that will remain on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

Table 1: Strange Lake Estimated Mineral Reserves

	Proven	Probable	Proven plus Probable
Mt	0	43.199	43.199
NSR ($/t)	0.00	746.48	746.48
TREO (%)	0.0000	1.1622	1.1622
HREO (%)	0.0000	0.5314	0.5314
LREO (%)	0.0000	0.6308	0.6308
Nb2O5 (%)	0.0000	0.2581	0.2581
ZrO2 (%)	0.0000	2.3088	2.3088
CeO2 (%)	0.0000	0.3120	0.3120
Dy2O3 (%)	0.0000	0.0497	0.0497
Er2O3 (%)	0.0000	0.0359	0.0359
Eu2O3 (%)	0.0000	0.0018	0.0018
Gd2O3 (%)	0.0000	0.0311	0.0311
HfO2 (%)	0.0000	0.0544	0.0544
Ho2O3 (%)	0.0000	0.0113	0.0113
La2O3 (%)	0.0000	0.1347	0.1347
Lu2O3 (%)	0.0000	0.0054	0.0054
Nd2O3 (%)	0.0000	0.1195	0.1195
Pr6O11 (%)	0.0000	0.0342	0.0342
Sm2O3 (%)	0.0000	0.0304	0.0304
Tb4O7 (%)	0.0000	0.0072	0.0072
Tm2O3 (%)	0.0000	0.0058	0.0058
Y2O3 (%)	0.0000	0.3462	0.3462
Yb2O3 (%)	0.0000	0.0369	0.0369

Notes:

1.	Numbers are rounded to reflect the precision of the estimate.

2.	The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.

3.	Micon International is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.

4.	CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (1) define a ‘Proven Mineral Reserve” as “the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”, and define a “Probable Mineral Reserve” as the “the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”.

5.	These estimated mineral reserves have an effective date of October 14, 2013.

The mineral reserves presented in the above table were estimated by Sam J. Shoemaker, Jr., Registered Member-SME. Mr. Shoemaker is a Qualified Person, as defined in National Instrument 43-101, and is independent of Quest.

NI 43-101 Technical Report and Qualified Persons

The technical report supporting the PFS has been prepared by Micon International under the guidance of Richard Gowans, P. Eng., President of Micon International, who is the Qualified Person for the technical report. Mr. Gowans has reviewed the technical information described in this news release.

Sam J. Shoemaker, Jr., Registered Member-SME, of Micon International, is the Qualified Person responsible for the preparation of the mineral reserve estimate described in this news release. The effective date of the reserve estimate is October 14, 2013. The technical report supporting the foregoing reserve estimate is available under Quest’s profile on SEDAR and EDGAR.

About Quest

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based development company focused on the advancement of its flagship Strange Lake property (rare earth-zirconium-niobium) in northeastern Québec. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-experienced management and technical team with a proven track record. Quest believes that its Strange Lake project has the potential to become an important long-term supplier of rare earth elements (REE). Quest’s ongoing exploration program led to the doubling of resource tonnage of the B-Zone deposit on the Strange Lake property. In 2012, Quest filed an updated National Instrument 43-101 Indicated and Inferred Resource Estimate for the B-Zone deposit and in October 2013, Quest announced the results of a Pre-Feasibility Study (PFS) for the B-Zone deposit. In addition, Quest has announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project in northeastern Québec, and is advancing the Misery Lake project. Quest continues to pursue high-value project opportunities throughout North America.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com

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